RF Acquisition Corp.

111 Somerset, #05-06

Singapore 238164

March 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Link and Paul Cline

Re:	RF Acquisition Corp.
Registration Statement on Form S-1
Filed on March 2, 2021, as amended
File No. 333-261765

Dear Mr. Link and Mr. Cline,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, RF Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 23, 2022, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

RF Acquisition Corp.

By:	/s/ Tse Meng Ng

Name: Tse Meng Ng
Title: Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP